16001656

Mail Processing Section

FEB 22 2016

Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Technology Securities, LLC DBA FinTech Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1530 Dunwoody Village Parkway, Suite 108
(No. and Street)

Atlanta (City) GA (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Curran 770-396-2256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander St., Suite 4 Marietta, GA 30060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Technology Securities, LLC DBA FinTech Securities, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KARYN M. RANSOM
Notary Public
Commonwealth of Massachusetts
My Commission Expires January 20, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Table of Contents

Report of Independent Registered Public Accounting Firm.......... 1

Financial Statements:

Statement of Financial Condition.................................... 2

Statement of Operations... 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows... 5

Notes to Financial Statements....................................... 6

Schedule I - Computation of Net Capital.................................. 10

Schedules II & III... 11

Independent Accountant's Report on Exemption 12

Management's Report on Exemption 13

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation........... 14

SIPC General Assessment Reconciliation Form SIPC-7............. 15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Financial Technology Securities, LLC
DBA Fintech Securities

We have audited the accompanying statement of financial condition of Financial Technology Securities, LLC DBA Fintech Securities as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Financial Technology Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Technology Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Financial Technology Securities, LLC's financial statements. The supplemental information is the responsibility of Financial Technology Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2016

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Financial Condition
December 31, 2015

Assets

Cash	$	566,729
Deposit with clearing organization		250,124
Commissions receivable		473,305
Property and equipment, net of accumulated depreciation of $74,263		236
Customer list, net of accumulated amortization of $26,765		75,936
Goodwill		917,768
	$	2,284,098

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	143,358
Deferred revenue		618,852
Total liabilities		762,210
Member's Equity		1,521,888
	$	2,284,098

The accompanying notes are an integral part of these financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Operations
For the Year Ended December 31, 2015

Commissions	$	3,639,420
Operating expenses:		
Commissions and execution		2,141,795
Salaries and wages		896,821
Travel and entertainment		126,408
Legal and professional fees		106,587
Insurance		66,517
Payroll taxes		53,077
Marketing		35,421
Licenses and permits		33,636
Rent		24,964
Amortization		20,544
Dues and subscriptions		14,090
Office		13,298
Telephone		11,095
Other operating expenses		28,006
Total operating expenses		3,572,259
Operating Income		67,161
Other income (expense):		
Interest income		2,313
Interest expense		(119)
Charitable contributions		(3,960)
Total other expense, net		(1,766)
Net income	$	65,395

The accompanying notes are an integral part of these financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Changes In Member's Equity
For the Year Ended December 31, 2015

Member's Equity, January 1	$	1,456,493
Net income		65,395
Member's Equity, December 31	$	1,521,888

The accompanying notes are an integral part of these financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:		
Net income	$	65,395
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		20,544
Increase in commissions receivable		(121,576)
Increase in deposit with clearing organization		(100,124)
Increase in accounts payable and accrued expenses		90,540
Increase in current deferred revenue		113,211
Net cash provided by operating activities		67,990
Net increase in cash		67,990
Cash at beginning of year		498,739
Cash at end of year	$	566,729
Supplemental Disclosures:		
Interest paid	$	119

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Financial Technology Securities, LLC DBA Fintech Securities (the Company) is a broker-dealer registered with the Securities Exchange Commission (SEC) and FINRA. The Company is a Georgia limited liability company (LLC).

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

The Company is a wholly owned subsidiary of Innovest Systems, Inc.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA.

The Company is engaged in a single line of business as a securities broker-dealer.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposit with clearing organization

The Company is required to maintain a cash deposit, in the name of the Company, with the clearing organization under the terms of its agreement with the clearing organization.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence.

Commissions receivable

Commissions receivable represents commissions receivable for transactions executed by the clearing organization on behalf of the Company's clients and are net of related expenses. Commissions receivable was $473,305 as of December 31, 2015. Management considers commissions receivable to be fully collectible, therefore no allowance for uncollectible amounts is necessary.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and consists of furniture and office equipment. Depreciation is computed on the same basis that the Company uses for its tax returns. This basis encompasses using the modified accelerated cost recovery system (MACRS) using useful lives of five to seven years. The Company follows the policy of capitalizing all major additions, renewals and betterments. Upon sale or retirement of property or equipment, the related cost and accumulated depreciation for such items are removed from balance sheet and any gain or loss is included in the results of operations.

Customer list

The customer list was initially measured based on its fair value on the date of acquisition. The client list is being amortized on a straight-line basis over a period of 5 years.

Goodwill

Goodwill was initially measured based on its fair value on the date of acquisition. The Company tests goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. No impairment in goodwill was determined for the year ended December 31, 2015.

Revenue recognition

Commission revenue is derived from the Company acting as an agent buying and selling securities on behalf of its customers. Commissions and related expenses are recorded on a trade date basis as securities transactions occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred revenue

Certain customers have prepaid commissions. Such commissions are reflected as deferred revenue on the statement of financial condition and are recognized as revenue on a pro rata basis when the commission is actually earned by the Company. Deferred revenue as of December 31, 2015 was $618,852 which is net of $189,703 in customer debits/receivables.

Income taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company's parent files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2012.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2015, the Company had net capital of $527,948 which was $477,134 in excess of its required net capital of $50,814. The Company's ratio of aggregate indebtedness to net capital was 1.44 to 1.

4. Commitments

The Company has obligations under an operating lease with initial non-cancelable terms expiring in 2017. During 2015, the Company paid $24,964 in rent expense. The Company estimates future rent expense using the straight-line method as follows:

Year ending December 31	
2016	$ 28,216
2017	19,183
Total	$ 47,399

5. Concentration

The Company maintains its cash in a bank deposit account, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not subjected to any significant credit risk on its cash and cash equivalents.

6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. For the year ended December 31, 2015 the Company experienced no material losses as result of such indemnifications. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Schedule I. Computation Of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
December 31, 2015

Total Member's equity qualified for net capital	$	1,521,888
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment, net		236
Customer list, net		75,936
Goodwill		917,768
Net capital before haircuts on securities positions		527,948
Haircuts on securities positions		-
Net capital	$	527,948
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	143,358
Deferred revenue		618,852
Total aggregate indebtedness	$	762,210
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $5,000		50,814
Excess net capital	$	477,134
Net capital in excess of the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	451,727
Percentage of aggregate indebtedness to net capital		144.37%

There is no difference in the net capital reported above, and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2015.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Schedules II & III
December 31, 2015

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Financial Technology Securities, LLC
DBA Fintech Securities

We have reviewed management's statements, included in Financial Technology Securities, LLC DBA Fintech Securities Annual Exemption Report, in which (1) Financial Technology Securities, LLC DBA Fintech Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Technology Securities, LLC DBA Fintech Securities claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Financial Technology Securities, LLC DBA Fintech Securities stated that Financial Technology Securities, LLC DBA Fintech Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Technology Securities, LLC DBA Fintech Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Technology Securities, LLC DBA Fintech Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 15, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Management's Report on Exemption
December 31, 2015

We, as members of management of Financial Technology Securities, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and who promptly transmits all customer funds and securities to the clearing broker.

Financial Technology Securities, LLC

Jack Curran

President

Date

2/15/2016

February 15, 2016

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Financial Technology Securities LLC dba Fintech Securities

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Financial Technology Securities LLC dba Fintech Securities, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Financial Technology Securities LLC dba Fintech Securities compliance with the applicable instructions of Form SIPC-7. Financial Technology Securities LLC dba Fintech Securities' management is responsible for Financial Technology Securities LLC dba Fintech Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2016

goldman